March 21, 2025

Marilu Brassington
Chief Financial Officer
Ridepair Inc.
2617 Ocean Park Blvd, Suite 1011
Santa Monica, CA 90405

       Re: Ridepair Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed March 7, 2025
           File No. 024-12555
Dear Marilu Brassington:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Company Information, page 2

1. We note your response to prior comment 3 and re-issue this comment in part. Please expand your disclosure of the Supplemental Environmental Project grant to describe the material terms of the grant. For example, clarify what type of grant you received from CARB, whether you had to meet any eligibility criteria to receive the grant approval, and whether you will need to maintain any eligibility criteria to continue to receive funds from the CARB grant. Additionally, please clarify whether you received the $2,566,211 in a lump sum or if you anticipate receiving the funds in installments, and make clear that there is no formal agreement regarding the grant. March 21, 2025
Page 2
Dilution, page 19

2. We note your revisions you have made to the dilution table based on comment 9.
       From the information you have provided it is unclear how you have determined the increase in net tangible book value per share attributable to new investors and the dilution per share to new investors. Please note the following:

             The increase in the net tangible book value per share attributable to new investors would be based on the difference between the pro forma net tangible book value per share after the offering of $1.06, less the net tangible book value per share before the offering of $(0.41) per share. This would result in a net tangible book value per share attributable to new investors of $1.47 per share, assuming 100%
           of the shares offered are sold.

             The dilution per share to new investors is based on the offering price per share of
           $2.50, reduced by the pro forma net tangible book value per share after the offering of $1.06 per share. Therefore, the dilution per share to new investors would be $1.44 per share, assuming 100% of the shares offered are sold.

       Please review your dilution tables on pages 19 and 20 for each scenario and revise the amounts for (i) the increase in net tangible book value per share attributable to new investors in this offering and (ii) dilution per share to new investors. If you do not agree with the concepts noted in the bullets above, please provide an explanation and your underlying calculations in your response.
Financial Statements
Condensed Balance Sheets, page F-2

3. We note your revisions to the financial statements in response to comment 16.
       However, the total current liabilities, total liabilities and total liabilities and equity balances at September 30, 2023 do not appear to be correct. Please revise your balance sheet for the year ended September 30, 2023. Once revised, please also ensure the total liabilities and equity balance agrees to the total assets balance.

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-
3707 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Thomas J. Beener, Esq.